                                               THIS DOCUMENT IS A COPY OF
                                               SCHEDULE 13G FILED ON
                                               FEBRUARY 18, 1997, PURSUANT TO
                                               A RULE 201 TEMPORARY HARDSHIP
                                               EXEMPTION





                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               -------------



                        The General Chemical Group Inc.
                   -----------------------------------------
                               (Name of Issuer)




                 Class B Common Stock, par value $.01 per share
                 ----------------------------------------------
                        (Title of Class of Securities)




                                 369332 10 1
                   -----------------------------------------
                                (CUSIP Number)



                                -------------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on Following Pages

                              Page 1 of 6 Pages

CUSIP NO. 369332 10 1              SCHEDULE 13G        PAGE   2    OF  6   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON:  Stonor Group Limited

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions):                                       (b)   [ x ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION:

          Liberia
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER:
  NUMBER OF                      -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER:
  OWNED BY                       -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER:
 PERSON WITH                     4,443,046
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER:
                                 4,443,046
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

               4,443,046
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES:                                                         [   ]


          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

               19.95%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (See Instructions):

               CO
          ---------------------------------------------------------------------

Item 1. Identity of Issuer

        (a) The name of the Issuer is The General Chemical Group Inc. (the "Issuer").

        (b) The address of the Issuer's principal executive office is Liberty Lane, Hampton, New Hampshire 03842.

Item 2. Identity of Person Filing

        (a)-(c) This report is being filed by Stonor Group Limited ("Stonor") with an address of 80 Broad Street, Monrovia, Liberia (the "Reporting Person"). The
                Reporting Person is a Liberian corporation.

        (d)-(e) This report covers the Issuer's Class B Common Stock, par value $.01 per share (the "Class B Common Stock").
                The CUSIP number of the Class B Common Stock is 369332 10 1.
                As described in Item 4(b) below, each share of Class B
                Common Stock is convertible at the option of the holder into one share of Common Stock, par value $.01 per share of the Issuer (the "Common Stock") and is automatically converted into one share of Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Based upon this conversion feature of Class B Common Stock, the Reporting Person is, pursuant to Rule 13d-3(d)(1)(i) of the Act, deemed for purposes of this filing to be the beneficial owner of such shares of Common Stock as would be issued upon conversion. The Common Stock and Class B Common Stock are substantially identical except for disparity in voting power (see Item 4(b) below), and the holders of Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise provided by law.

Item 3.

        Not Applicable.

Item 4. Ownership

         (a) The Reporting Person beneficially owns 4,443,046 shares of Class B Common Stock. The 4,443,046 shares of Class B Common Stock held by the Reporting Person are under a voting proxy given to Paul M. Montrone ("Mr. Montrone") pursuant to the Voting Agreement dated as of December 16, 1996 (the "Voting Agreement"), between the Reporting Person and Mr. Montrone. Mr. Montrone beneficially owns 14,261,467 shares of Class B Common Stock and 50,000 shares of Common Stock.





                                 Page 3 of 6 Pages

      (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Common Stock and is automatically converted into one share of Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock owned by the Reporting Person, the Reporting Person would beneficially own 4,443,046 shares of Common Stock, which would constitute 19.95% of the number of shares of Common Stock outstanding.

                Each share of Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to ten votes at each annual or special meeting of stockholders, in the case of any written consent of stockholders, and for all other purposes, including the election of directors of the Issuer. The Common Stock and Class B Common Stock are substantially identical except for disparity in voting power, and the holders of Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise provided by law. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 4,443,046 shares of Class B Common Stock represents voting power of approximately 29.5% of the aggregate voting power of the Issuer.

      (c)(i) Mr. Montrone has sole voting power with respect to the 4,443,046 shares of Class B Common Stock under a voting proxy pursuant to the Voting Agreement.

         (ii)   None

         (iii) The Reporting Person has sole dispositive power with respect to the 4,443,046 shares of Class B Common Stock.

         (iv)   None

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.



                                 Page 4 of 6 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification

         Not Applicable.








                              Page 5 of 6 Pages

                                  SIGNATURE
                                  ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  STONOR GROUP LIMITED

                                  /s/ R. John Whillis
                                  -------------------------
                                  R. John Whillis, Director

Date:  February 14, 1997





                               Page 6 of 6 Pages